Mail Stop 3561

March 9, 2010

By Facsimile and U.S. Mail

Mr. Scott F. Frost
Vice President, Chief Financial Officer
        and Treasurer
Weis Markets, Inc.
1000 S. Second Street
P.O. Box 471
Sunbury, Pennsylvania 17801-0471

>   **Re: Weis Markets, Inc.**
>   **Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008**
>   **Filed March 12, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 12, 2009**
>   **Quarterly Report on Form 10-Q for the Fiscal Period Ended March 28, 2009**
>   **Filed May 7, 2009**
>   **Quarterly Report on Form 10-Q for the Fiscal Period Ended June 27, 2009**
>   **Filed August 6, 2009 and Amended August 14, 2009**
>   **Quarterly Report on Form 10-Q for the Fiscal Period Ended September 26, 2009**
>   **Filed November 5, 2009**
>   **File No. 001-05039**

Dear Mr. Frost:

        We have reviewed your response to our letter dated February 18, 2010 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Definitive Proxy Statement on Schedule 14A

Executive Compensation – Compensation Discussion and Analysis

Non-Equity Incentive Plan

1. We note your response to comment one of our letter dated February 18, 2010. Please explain how you arrived at the 97% you reference towards the end of your response, where you state that the "Named Officers earned 97% of their total

bonus potential in 2009." We understand that total company sales exceeded budget at just above the threshold level, resulting in an award computed at just above 25% of the sales incentive award, and total company operating profit exceeded budget at just below the maximum level, resulting in an award computed at just below 150% of the operating profit incentive award. Please clarify how achievement at these percentages ultimately results in payout at 97% of the total bonus potential.

2. Please also explain how you arrived at the amount of compensation that was ultimately paid to your named executive officers based upon achievement at the levels you disclose. Specifically, we note your indication that the Chairman, Vice Chairman, CEO, SVP and CFO can earn a specified percentage of their base salary, however, it is not clear how you arrived at the final percentage of base salary that was paid out based upon achievement of the two targets you disclose. If, as an example only, the Chairman was compensated at 97% of the maximum amount he could earn, or 130% of his salary, please state this.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director